Exhibit (a)(5)(D)

EFiled: May 25 2011 10:57AM EDT
Transaction ID 37783057
Case No. 6519-
IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

HARRY C. VANWHY, JR., Individually and	)
On Behalf of All Others Similarly Situated,	)
)
Plaintiff,	)
)
v.	)	Civil Action No._______________
)
CKX, INC., MICHAEL G. FERREL, HOWARD	)
J. TYTEL, EDWIN M. BANKS, BRYAN E.	)
BLOOM, JACK LANGER, JACQUES D.	)
KERREST, KATHLEEN DORE, PRISCILLA	)
PRESLEY, APOLLO GLOBAL	)
MANAGEMENT, LLC, APOLLO	)
MANAGEMENT VII, L.P., COLONEL	)
HOLDINGS, INC., COLONEL MERGER SUB,	)
INC., and COLONEL OFFEROR SUB, LLC,	)
)
Defendants.	)
VERIFIED CLASS ACTION COMPLAINT
     Plaintiff, by his undersigned attorneys, for this verified class action complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based, inter alia, upon the investigation of counsel as to all other allegations herein, as follows:
NATURE OF THE ACTION
     1. This is a class action on behalf of the public shareholders of CKx, Inc. (“CKx” or the “Company”) against CKx and its Board of Directors (the “Board” or “Individual Defendants”) to enjoin a proposed transaction announced on May 10, 2011 (the “Proposed Transaction”), pursuant to which CKx will be acquired by an affiliate of Apollo Global Management, LLC (“Apollo”). On or around May 10, 2011, the Board caused CKx to enter into an agreement and plan of merger (the “Merger Agreement”) to be acquired by Apollo in a transaction by means of a cash tender offer (the “Tender Offer”) and second-step merger valued at approximately $509 million.

     2. The Proposed Transaction is the product of a flawed process that resulted from the Board’s failure to maximize shareholder value and deprived CKx’s public shareholders of the ability to participate in the Company’s long-term prospects. Furthermore, in approving the Merger Agreement, the Individual Defendants breached their fiduciary duties to plaintiff and the Class (defined herein). Moreover, as alleged herein, Apollo aided and abetted the Individual Defendants’ breaches of fiduciary duty.
     3. Compounding the unfairness of the Proposed Transaction is the Individual Defendants’ attempt to obtain shareholder approval of the Proposed Transaction through materially incomplete and misleading disclosures in CKx’s Solicitation/Recommendation Statement filed with the United States Securities and Exchange Commission (the “SEC”) on Schedule 14D-9 on May 18, 2011 (the “Solicitation Statement”).
     4. Plaintiff seeks enjoinment of the Proposed Transaction or, alternatively, rescission of the Proposed Transaction in the event defendants are able to consummate it.
THE PARTIES
     5. Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of CKx common stock.
     6. Defendant CKx is a Delaware corporation and maintains its principal executive offices at 650 Madison Avenue, New York, New York 10022. CKx, together with its subsidiaries, engages in the ownership, development, and commercial utilization of entertainment content worldwide. It holds rights to the name, image, and likeness of Elvis Presley, and certain music and other intellectual property created by or related to Elvis; the operations of Graceland; the rights to the name, image, and likeness of Muhammad Ali, as well as certain trademarks and other intellectual property related to Muhammad Ali; and proprietary rights to the IDOLS and So You Think You Can Dance television brands. The Company also collects royalties from certain

Elvis Presley motion pictures, television specials, and recorded musical works and music compositions, as well as operates the Graceland museum and related attractions, and retail establishments, including Elvis Presley’s Heartbreak Hotel and other real estate assets. In addition, CKx is involved in the creation and production of entertainment properties, including the American Idol television series in the United States and local adaptations of the IDOLS television show format across the globe. It also offers television, music, sponsorship and merchandising, touring, and artist management services. Further, the Company engages in talent management, and produces motion pictures and television programming. CKx’s common stock is traded on the Nasdaq stock exchange under the ticker “CKXE.”
     7. Defendant Michael G. Ferrel (“Ferrel”) currently serves as CKx’s Chairman of the Board and has served as the Company’s Chief Executive Officer (“CEO”) and as a director since May 2010. From December 2008 through May 2010, Ferrel served as a consultant to the Company. From May 2005 through December 2008, Ferrel served as President, a director and a Member of the Office of the Chairman of the Company. Previously, Ferrel was President and CEO of FXM, Inc. (“FXM”) since August 2000 and he also served as President, CEO, director and a Member of the Office of the Chairman of SFX Entertainment from December 1997 through August 2000.
     8. Defendant Howard J. Tytel (“Tytel”) has served as a CKx director and as the Company’s Senior Executive Vice President, Director of Legal and Governmental Affairs since February 2005. Prior to his appointment at CKx, Tytel served as Executive Vice President and Director of Legal and Governmental Affairs at FXM since August 2000 and he also served as Executive Vice President, General Counsel, Secretary and Member of the Office of the Chairman of SFX Entertainment from December 1997 through August 2000.
     9. Defendant Edwin M. Banks (“Banks”) has served as a CKx director since

February 2005. During the period of June 1988 through October 2006, Banks was a Senior Portfolio Manager for W.R. Huff Asset Management Co., L.L.C. (“W.R. Huff”) and in addition, Banks served as a director of Virgin Media, Inc. (“Virgin Media”) from May 2003 through June 2009. According to CKx’s website,1 Banks is Chairman of the Company’s Compensation Committee and is a member of the Audit Committee.
     10. Defendant Bryan E. Bloom (“Bloom”) has served as a CKx director since December 2009. According to the Company’s Annual Proxy Statement filed with the United States Securities and Exchange Commission (“SEC”) on Form DEF 14A on November 3, 2010 (the “2010 Proxy”), Bloom has been employed by W.R. Huff since 1995, where Banks was also employed. According to the Company’s website, Bloom is a member of the Company’s Audit Committee and the Nominating and Corporate Governance Committee.
     11. Defendant Jack Langer (“Langer”) has served as a CKx director since February 2005. According to CKx’s website, Langer is Chairman of the Company’s Nominating and Corporate Governance Committee and is a member of the Audit Committee.
     12. Defendant Jacques D. Kerrest (“Kerrest”) has served as a CKx director since October 2010. According to the 2010 Proxy, from September 2004 through March 2008, Kerrest served as Chief Financial Officer of Virgin Media where Banks also served as a director. In addition, according to CKx’s website, Kerrest is Chairman of the Company’s Audit Committee and is a member of the Compensation Committee.
     13. Defendant Kathleen Dore (“Dore”) has served as a CKx director since December 2008. According to CKx’s website, Dore is a member of the Company’s Compensation Committee and the Nominating and Corporate Governance Committee.
14.	Defendant Priscilla Presley (“Presley”) has served as a CKx director since

[1]	CKx, Inc. Board Committees, http://ir.ckx.com/committees.cfm (last visited May 20, 2011).

February 2005. Presley was elected to the Board as the Series C Director and is the holder of 100% of the Company’s Series C Preferred Stock.
     15. Defendant Apollo Global Management, LLC is a Delaware limited liability company and maintains its principal executive offices at 9 West 57th Street, 43rd Floor, New York, New York 10019. According to the press release announcing the Proposed Transaction, Apollo Global Management, LLC “is a leading global alternative asset manager . . .” and has “assets under management of $68 billion as of December 31, 2010, in private equity, credit-oriented capital markets and real estate funds invested across a core group of nine industries where Apollo has considerable knowledge and resources.”
     16. Defendant Apollo Management VII, L.P. is a Delaware limited partnership that acts as the investment manager of Apollo Investment Fund VII, L.P. and its related co-investment vehicles, alternative investment vehicles, feeder funds and special purpose vehicles. It is an investment fund whose principal investors are public and private pensions and other financial institutions.
     17. Defendant Colonel Holdings, Inc. is a Delaware corporation that was formed to effect the Proposed Transaction and is an affiliate of Apollo Global Management, LLC.
     18. Defendant Colonel Merger Sub, Inc. is a Delaware corporation and a wholly-owned subsidiary of Colonel Holdings, Inc. that was formed for the sole purpose of effecting the Proposed Transaction.
     19. Defendant Colonel Offeror Sub, LLC is a Delaware limited liability company and an indirect wholly-owned subsidiary of Colonel Holdings, Inc.
     20. The defendants identified in paragraphs 7 through 14 are collectively referred to herein as the “Individual Defendants.” By virtue of their positions as directors and/or officers of CKx, the Individual Defendants are in a fiduciary relationship with plaintiff and the other public shareholders of CKx, and owe plaintiff and CKx’s public shareholders the highest obligations of loyalty, good faith, fair dealing, due care, and full and fair disclosure.
     21. Each of the Individual Defendants at all times had the power to control and direct CKx to engage in the misconduct alleged herein. The Individual Defendants’ fiduciary obligations required them to act in the best interest of plaintiff and all CKx shareholders.
     22. Each of the Individual Defendants owes fiduciary duties of loyalty, good faith, fair dealing, due care, and full and fair disclosure to plaintiff and the other members of the Class. They are acting in concert with one another in violating their fiduciary duties as alleged herein, and, specifically, in connection with the Proposed Transaction.
CLASS ACTION ALLEGATIONS
     23. Plaintiff brings this action on his own behalf and as a class action, pursuant to Court of Chancery Rule 23, on behalf of himself and the public shareholders of CKx (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.
     24. This action is properly maintainable as a class action.
     25. The Class is so numerous that joinder of all members is impracticable. As of May 5, 2011, there were 92,613,473 shares of CKx common stock outstanding, held by hundreds, if not thousands, of individuals and entities scattered throughout the country.
     26. Questions of law and fact are common to the Class, including, among others:
          a. Whether defendants have breached their fiduciary duties owed to plaintiff and the Class; and
          b. Whether defendants will irreparably harm plaintiff and the other members of the Class if defendants’ conduct complained of herein continues.
     27. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.
     28. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.
     29. Defendants have acted, or refused to act, on grounds generally applicable, and are causing injury to the Class and, therefore, final injunctive relief on behalf of the Class as a whole is appropriate.
SUBSTANTIVE ALLEGATIONS
     30. On May 9, 2011, the day before the announcement of the Proposed Transaction, CKx issued a press release announcing the Company’s financial results for the first quarter of 2011. Although CKx reported a decline in revenue for the first quarter of 2011, Individual Defendant Ferrel commented:
“We are pleased with our first quarter 2011 results[.]” . . . “Our results continue to benefit from the restructuring program we undertook at our 19 Entertainment division in 2010 which helped lead to improvements in first quarter EBITDA of $13.6 million and net income attributable to CKX, Inc. of $7.2 million. We believe that our strategy of focusing on our core properties, including the resurgent American Idol and So You Think You Can Dance, which will begin airing its new season on May 26th, will lead us to a successful 2011.”
     31. On May 10, 2011, CKx issued a press release announcing the Proposed Transaction. Specifically, the press release announced CKx’s entry into the Merger Agreement with Apollo whereby Apollo will acquire CKx’s outstanding shares for $5.50 per share in cash. The press release also revealed that the Proposed Transaction was approved by the CKx Board.
     32. According to the press release announcing the Proposed Transaction, under the terms of the Merger Agreement, Apollo will commence the Tender Offer for CKx common stock at $5.50 per share in cash no later than May 17, 2011, and will expire 20 business days after it commences, subject to extension as permitted or required by the Merger Agreement. The Tender Offer will be subject to customary conditions, including (i) that the number of shares validly tendered and not withdrawn, together with the shares subject to the shareholder support agreements, represent at least a majority of the outstanding shares of CKx on a fully-diluted basis upon consummation of the Tender Offer, and (ii) the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. In addition, the Merger Agreement does not include a financing condition.
     33. The Tender Offer will be followed by a merger in which each share of CKx common stock not acquired in the Tender Offer will be converted into the right to receive $5.50 per share in cash.
     34. In addition, as an inducement to enter into the Merger Agreement, and in consideration thereof, Robert F.X. Sillerman and certain of his affiliates (collectively, “Sillerman”), in their capacities as stockholders and option holders of the Company, entered into a non-tender and support agreement, dated as of May 10, 2011, with Apollo, (the “Non-Tender and Support Agreement”). Pursuant to the Non-Tender and Support Agreement, Sillerman has agreed, among other things:
(i) to not tender into the offer, (ii) to support the merger and the other transactions contemplated by the Merger Agreement and (iii) to receive, subject to the terms and conditions of the non-tender and support agreement, either the offer price in exchange for each of it shares of common stock or to exchange a portion (subject to a maximum) of its shares for common stock of Parent.

The Non-Tender and Support Agreement will terminate if the Merger Agreement is also terminated.
     35. Furthermore, Apollo also entered into a support letter agreement, dated as of May 10, 2011, with The Promenade Trust (the “Trust”) (the “Support Letter”). The Trust is the holder of all outstanding shares of the Series B Convertible Preferred Stock and Series C Convertible Preferred Stock of the Company. The Support Letter agreement provides, among other things:
[T]hat the Trust will (i) vote in opposition to and not support any transactions that compete with those contemplated by the merger agreement, (ii) not transfer or convert its Series B Convertible Preferred Stock or Series C Convertible Preferred Stock of the Company (which we refer to collectively as the Company preferred shares) prior to the consummation of the merger and (iii) in its capacity as a holder of the Company preferred shares, consent to the merger (to the extent such consent is necessary).
(Emphasis added). This Support Letter agreement will also terminate if the Merger Agreement is terminated.
     36. Moreover, to the detriment of CKx’s shareholders, the Merger Agreement’s terms substantially favor Apollo and are calculated to unreasonably dissuade potential suitors from making competing offers.
     37. Section 1.5 of the Merger Agreement grants Apollo an irrevocable “Top-Up” option. Section 1.5 of the Merger Agreement states:
(a) The Company hereby grants to Merger Sub an irrevocable option (the “Top-Up Option”) to purchase that number of Common Shares (the “Top-Up Shares”) equal to the lowest number of Common Shares that, when added to the number of Common Shares held by Parent and Merger Sub at the time of such exercise, together with the number of Support Agreement Shares (if any) held in a voting trust in accordance with a Support Agreement, shall constitute one share more than 90% of the total Common Shares then outstanding (determined on a fully diluted basis and assuming the issuance of the Top-Up Shares), at a price per Common Share equal to the Offer Price.
(b) The Top-Up Option shall be exercisable once in whole and not in part on or prior to the second (2nd) Business Day after the Acceptance Time or the expiration of any Subsequent Offering Period; provided, however, that the obligation of the Company to deliver the Top-Up Shares is subject to the conditions that (i) no judgment, injunction, order or decree of any Governmental Entity shall prohibit the exercise of the Top-Up Option or the delivery of the Top-Up Shares in respect of such exercise; (ii) the Top-Up Option shall not be exercisable for a number of Common Shares in excess of the number of authorized but unissued Common Shares (including as authorized and unissued Shares, for purposes of this Section 1.5, any Common Shares held in the treasury of the Company); and (iii) Merger Sub has accepted for payment and paid for all Shares validly tendered in the Offer and not withdrawn; provided further, that the Top-Up Option shall terminate upon the earlier to occur of (A) the Effective Time and (B) the termination of this Agreement in accordance with its terms. The parties shall cooperate to ensure that the issuance of the Top-Up Shares is accomplished consistent with applicable Law, including compliance with an applicable exemption from registration of the Top-Up Shares under the Securities Act.
(c) In the event Merger Sub wishes to exercise the Top-Up Option, Merger Sub shall so notify the Company in writing, and shall set forth in such notice (i) the number of Common Shares that will be owned by Parent and Merger Sub immediately preceding the purchase of the Top-Up Shares, together with the number of Support Agreement Shares (if any) held in a voting trust in accordance with a Support Agreement, and (ii) the place and time for the closing of the purchase of the Top-Up Shares (the “Top-Up Closing” and the date of such closing, “Top-Up Closing Date”), which shall take place not later than two (2) Business Days following the Acceptance Time or the expiration of any Subsequent Offering Period. The Company shall, as soon as practicable following receipt of such notice (and in no event later than the Top-Up Closing Date), notify Parent and Merger Sub in writing of the number of Shares then outstanding and the number of Top-Up Shares. At the Top-Up Closing, Merger Sub shall pay the Company the aggregate price required to be paid for the Top-Up Shares and the Company shall cause to be issued to Merger Sub a certificate representing the Top-Up Shares, which certificate may include any legends required by applicable securities laws. The aggregate price required to be paid for the Top-Up Shares shall be paid by Merger Sub or Parent by (A) paying in cash, by wire transfer of readily available funds, an amount equal to not less than the aggregate par value of the Top-Up Shares and (B) executing and delivering to the Company a promissory note (the “Promissory Note”) having a principal amount equal to the aggregate cash purchase price for the Top-Up Shares less the amount paid in cash pursuant to clause (A). The Promissory Note shall bear interest at the rate of interest per annum equal to the prime lending rate prevailing from time to time during such period as published in The Wall Street Journal, shall mature on the first anniversary of the date of execution and delivery of such promissory note and may be prepaid without premium or penalty. Merger Sub and the Company hereby agree that in any appraisal proceeding described in Section 3.5 hereof, that the fair value of the Dissenting Shares subject to the appraisal proceeding shall be determined in accordance with the DGCL without regard to the Top-Up Option, the Top-Up Shares or the Promissory Note.
     38. In other words, even if Apollo acquires 90% of the Company through the Tender Offer, it would have the ability to exercise the Top-Up Option and dilute the economic interests of any remaining public shareholders including plaintiff and members of the Class. The coercive effect of the Top-Up Option is obvious. Under section 6.3 of the Merger Agreement, if Apollo acquires 90% of CKx’s shares through the Tender Offer, including through the exercise of the Top-Up option, it will accomplish a short form merger pursuant to 8 Del. C. § 253 without obtaining shareholder approval. Unless Apollo gets the whole Company in the Tender Offer, it could exercise the Top-Up Option and the public shareholders would be frozen out.
     39. The Individual Defendants also insured the failure of any post-Merger Agreement market check by agreeing to a “No Solicitation” provision in Section 6.2 of the Merger Agreement that unfairly restricts the Individual Defendants from soliciting alternative proposals by, among other things, constraining their ability to communicate with potential buyers, and in some circumstances, even consider competing proposals. Moreover, CKx is also obligated to notify Apollo of any “Acquisition Proposal” or request for non-public information made to the Company within twenty-four hours, including the identity of the party making the request. Section 6.2(a) of the Merger Agreement states:
(a) The Company shall not, and shall not permit or authorize any of its Subsidiaries or their respective directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives, in each case, acting on behalf of the Company or any of its Subsidiaries (collectively, “Representatives”), directly or indirectly, to (i) solicit, initiate, propose, encourage or knowingly facilitate any inquiry, proposal or offer with respect to, or the making or completion of, any Acquisition Proposal, or any inquiry, proposal or offer constituting or related to, or which is intended to or would reasonably be expected to lead to, any Acquisition Proposal, whether publicly or otherwise, (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any information or data with respect to, or otherwise cooperate in any way with, any Acquisition Proposal or (iii) resolve, agree or propose to do any of the foregoing.

The Company shall, and shall cause each of its Subsidiaries and the Representatives to, (A) immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any Acquisition Proposal, (B) request the prompt return or destruction of all confidential information previously furnished and (C) not terminate, waive, amend, release or modify any provision of any confidentiality or standstill agreement to which it or any of its Affiliates or Representatives is a party with respect to any Acquisition Proposal, and shall enforce the provisions of any such agreement. The Company shall advise Parent promptly (and in any event within twenty-four (24) hours) of (x) any Acquisition Proposal, (y) any request for non-public information relating to the Company or any of its Subsidiaries and (z) any inquiry or request for discussion or negotiation regarding an Acquisition Proposal, which notice, in each case, shall specify the party making such Acquisition Proposal or indication or inquiry and the material terms and conditions of any such Acquisition Proposal or indication or inquiry (including, if applicable, copies of all written requests, proposals, offers or proposed agreements). The Company shall keep Parent informed on a current basis of the status and terms (including any material changes to the terms thereof) of any such Alternative Proposal or indication or inquiry (including, if applicable, any revised copies of any written requests, proposals, offers or proposed agreements), including any change in the Company’s intentions as previously stated.
(Emphasis added).
     40. The Merger Agreement provides a “fiduciary out” providing that the Individual Defendants can cause CKx to pursue an alternative transaction. Other sections of the Merger Agreement, however, render this “fiduciary out” provision meaningless. For example, Section 6.2 states that CKx must notify Apollo of any proposals, offers, or any overtures of interest from other potential suitors. Furthermore, Section 6.2 of the Merger Agreement also gives Apollo a “match right” with respect to any potential “Superior Proposal” that is made to the Company. Sections 6.2(c)(ii) and (iii) of the Merger Agreement state, in relevant part:
(ii) the Company shall have provided prior written notice to Parent, at least three (3) full days (or two (2) Business Days, whichever is longer) in advance (the “Notice Period”), of its intention to make an Adverse Recommendation Change or terminate this Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, which notice shall specify the material terms and conditions of any such Superior Proposal (including the identity of the party making such Superior Proposal and complete copies of all proposed agreements, including schedules, exhibits and all other documentation, with respect to such Superior Proposal), and;

(iii) prior to making any Adverse Recommendation Change or terminating this Agreement to enter into an Alternative Acquisition Agreement with respect to such Superior Proposal, the Company shall, and shall cause its financial and legal advisors to, during the Notice Period, negotiate with Parent and its Affiliates in good faith (to the extent Parent and its Affiliates also seek so to negotiate) to make such adjustments in the terms and conditions of this Agreement so that this Agreement results in a transaction that is no less favorable to the stockholders of the Company than any Acquisition Proposal that is deemed to constitute a Superior Proposal after giving effect to, among other things, the payment of the Termination Fee set forth in Section 8.3.
The Company shall not make an Adverse Recommendation Change or terminate this Agreement if, prior to the expiration of the Notice Period, Parent makes a proposal to adjust the terms and conditions of this Agreement that the Company Board determines in good faith (after consultation with outside legal counsel and its financial advisor) to be at least as favorable to the stockholders of the Company as such Superior Proposal after giving effect to, among other things, the payment of the Termination Fee set forth in Section 8.3.
(Emphasis added).
     41. Further locking up control of the Company in favor of Apollo is Section 8.3 of the Merger Agreement, which contains a “Termination Fee” of $20 million. This Termination Fee is payable if, among other things, the Individual Defendants cause the Company to terminate the Merger Agreement pursuant to the lawful exercise of their fiduciary duties. Furthermore, CKx may be obligated to pay Apollo up to an additional $7.5 million as an expense reimbursement should the Merger Agreement be terminated.
     42. The consideration to be paid to plaintiff and the Class in the Proposed Transaction is unfair and grossly inadequate because, among other things, the intrinsic value of CKx is materially in excess of the amount offered in the Proposed Transaction, giving due consideration to the Company’s anticipated operating results, net asset value, cash flow profitability and established markets.
     43. Indeed, investor reaction to the Proposed Transaction has been negative. For example, Mark Argento, senior research analyst at Craig-Hallum Capital Group LLC, expressed his disappointment that CKx did not garner more than the $5.50 per share offered by Apollo. He stated in a May 10, 2011 Wall Street Journal article:
[W]e are disappointed that the company wasn’t able to garner more than $5.50/share, especially with strong results from American Idol this season and the contract with Fox up for renewal[.] . . . Apollo looks to be getting a good deal, and will now be able to play hardball with Fox on a new [American Idol] deal.
     44. The Proposed Transaction will deny Class members their right to share proportionately and equitably in the true value of the Company’s valuable and profitable business, and future growth in profits and earnings, at a time when the Company is poised to increase its profitability. Indeed, according to Yahoo! Finance, at least one analyst has set a price target of $8.00 per share for CKx stock.
     45. On May 17, 2011, Apollo commenced the Tender Offer. On May 18, 2011, CKx filed its Solicitation Statement with the SEC to solicit shareholder votes for the Proposed Transaction. As alleged below, the Solicitation Statement omits material information about the Proposed Transaction that must be disclosed to CKx’s shareholders to enable them to render an informed decision as to whether to vote their shares in favor of the Proposed Transaction. This omitted information, if disclosed, would significantly alter the total mix of information available to the public holders of CKx’s shares.
     46. The Solicitation Statement omits material information with respect to the process and events leading up to the Proposed Transaction, as well as the opinion and analyses of CKx’s financial advisor, Gleacher & Company Securities, Inc. (“Gleacher”).
     47. The Solicitation Statement is materially misleading in that it fails to disclose:
          a. The reasons for and circumstances surrounding Sillerman’s resignation as the Company’ Chairman and Chief Executive Officer on May 6, 2010.

          b. The circumstances surrounding and the process leading to the retention of Gleacher, including any past relationships between the Company or Apollo, on one hand, and Gleacher on the other.
          c. The material terms of the June 22, 2010 proposal from “Party C” with respect to providing liquidity to holders of the Company’s common shares and the Board’s consideration thereof.
          d. The circumstances surrounding the Board’s consideration and adoption of a shareholder rights plan on June 24, 2010, and whether the adoption of that plan was in response to any particular overture or threat, and whether any member of the Company’s Board opposed the adoption of that plan.
          e. Whether the confidentiality agreements entered into by Sillerman and Apollo, among others, included any prohibition on potential acquirors who had executed such an agreement from teaming up and what steps the Board took, if any, to oversee Sillerman in his discussions with Apollo and Party B to assure that the process for selling the Company was not negatively impacted to shareholders’ detriment.
          f. How the Board compiled the list of potential financial and strategic acquirors identified and contacted in connection with Gleacher’s April 2011 market check, and whether any parties that previously had expressed interest in the Company had been excluded from that list.
          g. The reasons that Presley abstained from participating in the vote to approve the Merger Agreement.
          h. The circumstances surrounding and the reasons Bloom dissented to the approval of the Merger Agreement, including why he believed that the potential growth opportunities available to CKx could create value over an 18 to 24 month period greater than the consideration being offered by Apollo and believed that these opportunities outweighed the attendant risks involved.
COUNT I
(Breach of Fiduciary Duties against the Individual Defendants)
     48. Plaintiff repeats and re-alleges the preceding allegations as if fully set forth herein.
     49. As members of the Company’s Board, the Individual Defendants have fiduciary obligations to: (a) undertake an appropriate evaluation of CKx’s net worth as a merger/acquisition candidate; (b) take all appropriate steps to enhance CKx’s value and attractiveness as a merger/acquisition candidate; (c) act independently to protect the interests of the Company’s public shareholders; (d) adequately ensure that no conflicts of interest exist between the Individual Defendants’ own interests and their fiduciary obligations, and, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of CKx’s public shareholders; (e) actively evaluate the Proposed Transaction and engage in a meaningful auction with third parties in an attempt to obtain the best value on any sale of CKx; and (f) disclose all material information in soliciting shareholder approval of the Proposed Transaction.
     50. The Individual Defendants have breached their fiduciary duties to plaintiff and the Class.
     51. As alleged herein, defendants have initiated a process to sell CKx that undervalues the Company and vests them with benefits that are not shared equally by CKx’s public shareholders — a clear effort to take advantage of the temporary depression in CKx’s stock price caused by the current economic conditions. In addition, by agreeing to the Proposed Transaction, defendants have capped the price of CKx at a price that does not adequately reflect the Company’s true value. Defendants also failed to sufficiently inform themselves of CKx’s value, or disregarded the true value of the Company, in an effort to benefit themselves. Furthermore, any alternate acquirer will be faced with engaging in discussions with a management team and Board that are committed to the Proposed Transaction.
     52. As such, unless the Individual Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties to plaintiff and the other members of the Class, and will further a process that inhibits the maximization of shareholder value.
     53. Plaintiff and the members of the Class have no adequate remedy at law.
COUNT II
(Breach of the Fiduciary Duty of Disclosure against the Individual Defendants)
     54. Plaintiff repeats and re-alleges the preceding allegations as if fully set forth herein.
     55. The Individual Defendants have caused materially misleading and incomplete information to be disseminated to the Company’s public shareholders. The Individual Defendants have an obligation to be complete and accurate in their disclosures.
     56. The Solicitation Statement fails to disclose material financial information, including financial information and information necessary to prevent the statements contained therein from being misleading.
     57. The misleading omissions and disclosures by defendants concerning information and analyses presented to and considered by the Board and its advisors affirm the inadequacy of disclosures to the Company’s shareholders. Because of defendants’ failure to provide full and fair disclosure, plaintiff and the Class will be stripped of their ability to make an informed decision on whether to vote their shares in favor of the Proposed Transaction, and thus are damaged thereby.
     58. Plaintiff and the members of the Class have no adequate remedy at law.

COUNT III
(Aiding and Abetting the Board’s Breaches of Fiduciary Duties against CKx and Apollo)
     59. Plaintiff repeats and re-alleges the preceding allegations as if fully set forth herein.
     60. Defendants CKx and Apollo knowingly assisted the Individual Defendants’ breaches of fiduciary duties in connection with the Proposed Transaction, which, without such aid, would not have occurred. In connection with discussions regarding the Proposed Transaction, CKx provided, and Apollo obtained, sensitive non-public information concerning CKx’s operations and thus had unfair advantages that enabled it to acquire the Company at an unfair and inadequate price.
     61. As a result of this conduct, plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their CKx shares.
     62. Plaintiff and the members of the Class have no adequate remedy at law.
     WHEREFORE, plaintiff prays for judgment and relief as follows:
     A. Ordering that this action may be maintained as a class action and certifying plaintiff as the Class representative;
     B. Preliminarily and permanently enjoining defendants and all persons acting in concert with them, from proceeding with, consummating, or closing the Proposed Transaction;
     C. In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages to plaintiff and the Class;
     D. Directing defendants to account to plaintiff and the Class for their damages sustained because of the wrongs complained of herein;
     E. Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff’s attorneys’ and experts’ fees; and
     F. Granting such other and further relief as this Court may deem just and proper.

Dated: May 25, 2011	RIGRODSKY & LONG, P.A.
	By:	/s/ Brain D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347) Gina M. Serra (#5387) 919 N. Market Street, Suite 980 Wilmington, DE 19801 (302) 295-5310 Attorneys for Plaintiff

OF COUNSEL:
LAW OFFICES OF BRUCE G. MURPHY
Bruce G. Murphy
265 Llwyds Lane
Vero Beach, FL 32963
(828) 737-0500